ADVANCED PROTEOME THERAPEUTICS CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended July 31, 2007

General
The following discussion and analysis should be read in conjunction with the financial statements and notes for the Fiscal year Ended July 31, 2007 accompanying this report. All monetary amounts, unless otherwise indicated, are expressed in United States dollars. The date of the Management Discussion and Analysis is November 28, 2007. Additional information relating to the Company, including the Annual Information Form and other regulatory filings, can be found on the SEDAR website at www.sedar.com.

Forward-Looking Statements
Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “progressing”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Overview
Advanced Proteome Therapeutics Inc. (APT) is a biotechnology company founded to develop and commercialize a new, promising technology platform that is intended for the chemical modification of protein therapeutics. The platform anticipates important practical applications in the field of protein therapeutics by producing novel protein conjugates (therapeutic proteins whose properties are modified and further enhanced by chemically attached entities). APT's technology involves a way of using proprietary site-selective techniques to modify therapeutic proteins to improve critical properties, i.e., duration of action. Such a "chemoselective" methodology has heretofore been lacking in the fields of chemistry and biochemistry.

APT uses advanced protein modification technologies to produce proprietary human protein drugs which are tested for enhanced therapeutic properties. Most protein pharmaceuticals are rapidly eliminated by the body, which limit their effectiveness and require that they be administered by frequent, often daily, injection. By developing and applying technology that can selectively attach life-time enhancing entities to therapeutic proteins, APT products will be designed to last longer in the body. This feature will allow them to be administered less frequently, such as once per week to once per month, and maximize their therapeutic benefits to patients. Historically, losses of biological activity and product heterogeneity have been the two most common problems encountered in the development of long-acting protein pharmaceuticals. The targeted protein modification technologies used by APT is intended to overcome these problems.

During the past year, following acquisition, the Company was engaged in transitional activities involving relocation to laboratories in Boston, Massachusetts, recruitment of laboratory scientists with highly specialized skills in synthetic organic chemistry, high throughput screening and assay development, and with broad assortments of skills in the handling and manipulation of proteins. The Company now occupies laboratory and office space at the Boston University Discovery and Innovation Center, 650 Albany Street, Boston, MA 02118 which is fully utilized.

The Company has embarked upon a program focused on improving the properties of protein therapeutics with established markets and revenues greater than a billion dollars per year. In achieving its first milestone, the Company has prepared a number of highly specialized ensembles of molecules that are being applied to such protein targets for the introduction of therapeutic enhancing entities. Additional milestones demonstrating the specific attachment of these entities to high value protein therapeutics such as human growth hormone are progressing.

In addition, to specific protein targets that have been chosen for development, the Company has adapted its technology to screen proteins to provide a priority ranking for rapid commercial development and patentability by APT. As well, during the course of the year, the Company has generated and filed new intellectual property with the United States Patent and Trademark Office featuring polymeric supports designed to increase efficiencies, and to minimize cost and development time of research and development activities. Because of their novelty, utility, and practicality, the Company anticipates that these approaches will appeal to investors, Corporate partners and promote joint commercial efforts

The Company expects that the market for therapeutic proteins (one that been robust throughout the last decade), will continue to grow at a rapid pace. Although natural protein therapeutics generally offer the immediate prospect of high specificity for target, (a matter that is a developmental issue for small molecule drug development), they are usually short-lived and difficult to deploy as therapeutics without modification. In general, a major problem with all therapeutics has been delivery to its ultimate target in sufficient quantities to control disease and discomfort, free of toxic effects. To deal with this issue, the use of conjugates which modify drug properties by the addition of appropriate appendages for targeting, delivery, and duration of action, is proliferating. Management believes that an emphasis on technology that can specifically attach such therapeutic-enhancing entities at a variety of points along the protein surface is potentially invaluable.

Current strategies for the preparation of protein conjugates most often require either mutation of the natural sequence of the protein, or molecular biological approaches with serious limitations in the type and numbers of points of attachment to which appendages can be linked.

The Company believes that technologies that have the ability to identify novel sites on surfaces of natural (unmutated) proteins that tolerate the specific attachment of therapeutic-enhancing entities, should hold a powerful advantage over current approaches. Such technologies can provide unique proprietary intellectual property and, in principle, uncover a variety of sites on specific protein targets that can be exploited commercially. Since traditionally, drug development is regarded as a numbers game in which several candidates usually have to be investigated to discover molecules with the “right” mix of properties for clinical investigation and regulatory approval, having a plurality of sites of attachment is a major plus. Consequently, the Company has chosen to develop a technological approach with general applicability to the attachment of appendages at a variety of sites along protein and other polymer surfaces.

The Company has also entered into a strategic research and development agreement with Atreus Pharmaceuticals, Inc., to explore the development of novel protein - in vivo imaging agents using advanced site-directed protein modification techniques developed by APT.

Additional challenges this year involved the consolidation of three Companies involved in the financing and closing: Thrilltime Entertainment, Advanced Proteome Therapeutics Inc, and Advanced Proteome Therapeutics Corporation. Considerable time and effort was required for streamlining costs, instituting accounting practices, and dealing with compliance issues, scaled to the size of the Company and its available resources.

The Company was fortunate to have 11,495,130 warrants and 3,163,492 agents’ warrants exercised at a price of $0.15 and $0.10, respectively, for proceeds of $1,724,270 Cdn and $316,349 Cdn. Current proceeds will be used to advance protein conjugates in development, and for the continued improvement of proprietary core technologies in order to increase efficiencies of research and development activities with the goal of out-pacing the competition and dominating the field of protein-site targeting. The Company believes that it has sufficient resources to pursue near term objectives using contractual services along with its in-house capabilities. It will be necessary for the Company to raise additional support to bring on-going programs to fruition, to expand its programs to include additional commercial targets of interest to big Pharma for deal-making puposes, to perfect its technological capabilities for competitive advantage, and to grow the Company to a practical, independent entity.with uniquely powerful in-house capabilities.

To the extent possible, management endeavors to implement strategies aimed at reducing or mitigating the risks and uncertainties associated with the Company’s business. Operating risks include (i) market acceptance of the Company’s technology and products, (ii) the Company’s ability to obtain and enforce timely patent protection of its technology and products, (iii) the Company’s ability to manufacture its products cost effectively; (iv) the competitive environment and impact of technological change, and (v) the continued availability of capital to finance the Company’s activities.

Critical Accounting Policies and Estimates
The attached consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. The Company generated operating losses in the fiscal years ended July 31, 2007 and 2006. The application of the going concern concept is dependent on the Company’s ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

These consolidated financial statements include the accounts of the Company, its wholly-owned Canadian subsidiary ThrillTime Entertainment International Inc., incorporated in British Columbia, Canada and its 56% owned US subsidiary, APTI, incorporated under the laws of the State of Delaware, U.S.A. All significant inter-company transactions have been eliminated on consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

Equipment
Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

· Lab equipment	Declining balance basis at 20% per annum
· Office equipment	Declining-balance basis at between 20% and 30% per annum
· Computer equipment	Declining balance basis at 20% per annum

Deferred costs
Costs related to raising capital or acquiring a business such as corporate finance costs, legal fees and sponsorship fees are recognized as a capital transaction or included in the cost of an acquired business and allocated to acquired net assets. Such costs are deferred until the corresponding transaction is complete. If the corresponding transaction is abandoned, the related costs are written off in the statement of operations.

Stock based compensation
Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

Translation of foreign currencies
The Company’s functional currency is the U.S. dollar. Transactions denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are included in earnings.

Patent application and technology
The costs incurred to acquire options and/or rights to technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred. Development costs which meet generally accepted criteria, including reasonable assurance regarding recoverability, are deferred and amortized from the beginning of commercial production. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future cash flows from commercialization of the associated products to determine if there has been an impairment in the recoverable amount.

When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down.

Long lived assets
Long-lived assets, including equipment and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. No impairment was recorded for the years ended July 31, 2007 and 2006.

Income taxes
The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share
Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Outstanding Share Data
The authorized share capital of Advanced Proteome Therapeutics Corporation is an unlimited number of common shares, without par value. At July 31, 2007 there were 56,167,714 shares outstanding (July 31, 2006: 26,507,297). There are 14,896,617 common shares allocable for issuance upon the exercise of outstanding share purchase warrants (July 31, 2006: 3,000,000) and 5,070,000 common shares allocable for issuance upon the exercise of outstanding stock options.

Stock option plan
All The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to 10% of issued and outstanding totalling 5,616,771 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Results of Operations

Net Loss
The consolidated net loss for the Fiscal Year Ended July 31, 2007, was $ (1,895,980) or $(0.04) per share as compared with a net loss of $(137,454) or $(0.01) per share for Fiscal Year Ended July 31, 2006.

Revenues
During the Fiscal year ending July 31, 2007 the company recorded $58,933 (2006 - $10,531) as interest income from funds placed on deposit with financial institutions.

Operating expenses
Operating Expenses were $2,217,365 for the Fiscal Year Ended July 31, 2007, compared with $186,085 for the Fiscal Year Eded July 31, 2007.

Amounts by major sub-category are as follows:

	2007	2006

Amortization of equipment	$29,756	$754
Bank charges	480	518
Consulting	38,795	27,703
General and administration	43,498	11,464
Foreign exchange	(14,365)	(11,183)
Interest	27,213	1,120
Interest expense	8,901	-
Investor relations	9,500	-
Professional fees	129,059	123,824
Regulatory filings	35,009	10,286
Rent	50,333	15,771
Shareholder information	8,969	-
Stock based compensation	376,908	-
Supplies	72,134	-
Travel and entertainment	23,004	-
Write off of patent applications and technology	1,077,669	-
Wages and benefits	300,502	5,828

	$2,217,365	$186,085

Depreciation and Amortization
Amortization expense relates to the amortization of equipment. For the Fiscal Year Ended July 31, 2007, amortization expense was $29,756, compared with $754 for the Fiscal Year Ended July 31, 2007.

Related Party Transactions
The Company entered into the following transactions with related parties:

During the fiscal year ended July 31, 2007 the Company paid or accrued $14,583 (2006 - $27,703) to a director and officer for consulting services included in general and administrative costs. Included within accounts payables and accrued liabilities is $Nil (2006 - $7,070) owing in respect to these services.

Included within amounts due to related party, is $145,652 payable to an officer and director, secured by a promissory note bearing interest at a rate of 5% per annum, maturing on December 31, 2008. The amount is due December 31, 2008 and includes interest accrued of $4,127. During the fiscal year ended July 31, 2007, interest of $7,076 was paid in cash.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources
Advanced Proteome Therapeutics Corporation has financed activities, operations and capital expenditures primarily from public and private equity and repayable loans. Until the Company receives substantial revenue from product sales, it plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms. However, there can be no assurance that such funds can be available on favourable terms, if at all.

As at July 31, 2007, the Company had cash and cash equivalents of $1,307,176 and working capital of $1,329,490. This compares with cash and cash equivalents of $101,315 and a working capital position of $29,539 at July 31, 2006.

Cash provided by the issuance of 29,660,417 new common shares during the fiscal year ended July 31, 2007 was $2,201,585; inclusive of $389,135 received pursuant to the exercise of 4,010,417 warrants and $28,500 received pursuant to the exercise of 150,000 incentive stock options.

The Company believes that cash flows from operations and funds on hand will be sufficient to fund its cash requirements through 2007. However, the Company plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms. There can be no assurance that such funds can be available on favourable terms, if at all. The Company has no material commitments.

Commitments
The Company is committed to license premises at a monthly rent of $ 6,250 for a period of 1 year, commencing January 1, 2007, with an option to extend the license for 1 additional year.

Subsequent events
Subsequent to year-end, 11,495,130 warrants and 3,163,492 agents’ warrants were exercised at a price of $0.15 and $0.10 respectively for proceeds of $1,724,270 Cdn and $316,349 Cdn. The impact of these warrants has not been reflected in these financial statements as they were exercised subsequent to year end.

Disclosure Controls and Procedures
Management evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109. They have concluded that these controls and procedures were adequate and effective to provide reasonable assurance that the material information regarding the Company was accumulated and communicated to them, as appropriate to allow timely decisions to be made by them regarding required disclosure.

Internal Control over Financial Reporting
Management evaluated the effectiveness of the Company’s internal controls over financial reporting. These controls were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Management has concluded that these internal controls were adequate and effective to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Financing Risks
History of Losses - The Issuer has been in a cumulative net loss position throughout its operating history. The Issuer’s limited operating history makes it difficult to evaluate the future financial prospects of its business. There is no assurance that the Issuer will grow or be profitable or that the Issuer will have earnings or significant improvement in its cash flow from operations in the future. The future earnings on and cash flow from operations are dependent on the Issuer’s ability to further develop and sell its products and the Issuer’s operational expenses. Management expects that the Issuer will continue to have high levels of operating expenses, since the Issuer needs to make significant up-front expenditures for product development, and corporate development activities. Management anticipates that the operating losses for the Issuer may continue until such time as the Issuer consistently generates sufficient revenues to support operations.

Need for Additional Financing - The implementation of the Issuer’s business plan requires significant capital outlays and operating expenditures over the next several years. There can be no assurance that additional financing will be available to the Issuer when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Issuer. Further, any additional equity financing may involve substantial dilution to the Issuer’s then existing shareholders. Debt financing, if available, may involve onerous obligations, monetary or otherwise. If adequate funds are not available, the Issuer may obtain funds through arrangements with strategic partners or others who may require the Issuer to relinquish rights to certain technologies, any of which could adversely affect its business, financial condition and results of operations.

Product Risks
Uncertain Demand for Products - Demand for pharmaceutical products is dependent on a number of social, political and economic factors that are beyond the control of the Issuer. The healthcare industry is likely to continue to change as the public, government, medical practitioners, and the pharmaceutical industries focus on ways to expand medical coverage while controlling the growth in healthcare costs. While the Issuer believes that demand for pharmaceutical products will continue to grow, there is no assurance that such demand will exist or that the Companies products will be purchased to satisfy that demand.

Dependence on Development of New Products - New technological or product developments in the pharmaceutical industry may render the Issuer’s products obsolete or reduce their value. The Issuer’s future prospects are highly dependent on its ability to develop new products - from new technologies and achieve market acceptance. There can be no assurance that the Issuer will be successful in these efforts.

Summary of Quarterly Results
The following table sets out selected consolidated quarterly information for the three months ended July 31, 2007 and the previous quarters of 2005 through and 2006:

Quarter Ended 2007	July 31 $	April 30 $	January 31 $
Revenue	18,296	18,447	22,089
Loss	(1,233,905)	(484,398)	(113,252)
Loss per common share	(0.02)	(0.01)	(0.01)

Quarter Ended 2006	July 31 $	April 30 $	January 31 $	October 31 $
Revenue	780	8,640	1,080	101
Loss	(36,551)	(58,213)	(52,531)	(74,425)
Loss per common share	(0.01)	(0.01)	(0.01)	(0.01)
Quarter Ended 2005	July 31 $	April 30 $	January 31 $	October 31 $
Revenue	50,121	391,091	243,813	31
Income (loss)	(127,514)	(44,681)	(145,843)	9,841
Loss per common share	(0.01)	(0.01)	(0.01)	0.01

Fourth Quarter 2007
Since there was insufficient evidence to indicate reasonable assurance that the costs incurred to date would be recoverable and the potential for the technology to generate revenues for the Company involved risks and uncertainties which were difficult to predict, management determined the patent application and technology would be written off in the fourth quarter.

The Company granted additional incentive stock options to consultants to purchase up to an aggregate of 300,000 common shares exercisable on or before June 18, 2012 at a price of $0.41 Cdn per share. 25% of these vest three months from the grant date and the balance vest at a rate of 25% every three months thereafter.

The Company granted additional incentive stock options to directors, officers, employees to purchase up to an aggregate of 370,000 common shares exercisable on or before July 10, 2012 at a price of $0.35 Cdn per share. 25% vested immediately and the balance vest at a rate of 25% annually over the next three years.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

CORPORATE DATA

July 31, 2007

HEAD OFFICE	SOLICITOR

Advanced Proteome Therapeutics Corporation	Erwin Sui
Bio Square, 650 Albany Street	Sui & Company, Solicitors
Boston, Massachusetts USA 02118
Tel: (617) 638 0340	Vancouver Office:
Fax: (617) 638 0341	Suite 306, 1311 Howe Street ,
Email: akrantz@aptbiotech.com	Vancouver, B.C. V6Z 1R7
Tel: 604.605.6117
Fax: 604.605.6118

Toronto Office:
The Exchange Tower , Suite 1800, 130
King Street West , Toronto, Ontario
M5X 1E3
Tel: 416.360.6481
Fax: 416.360.3761

REGISTRAR & TRANSFER AGENT	AUDITORS

Computershare Inc.	BDO Dunwoody
510 Burrard Street
Vancouver , B. C.,	Mississauga Office:
Canada V6C 3B9	1 City Centre Drive, Suite 1700
Mississauga, Ontario L5B 1M2
Tel: 905-270-7700
Fax: 905-270-7915

DIRECTORS AND OFFICERS		INVESTOR CONTACTS

Dr. Allen Krantz	President , CFO, Secretary &	Peter Genge, President
	Director	Encompass Communications Inc.
Russell Phares	Director	1295 Johnston St.
Jean Bellin	Director	Vancouver, B.C.
Robert Bender	Director	V6H 3R9
Dr, Gary Hayes	Director
604 630-0770
877 566-6592 toll free N/A
604 630-0774 fax

CAPITALIZATION		LISTINGS
Authorized:	No maximum number of common
	shares, no par value	TSX Venture Exchange
Issued:	56,167,714	Trading Symbol: V.APC
Escrow:	Nil	CUSIP #: 552692
Options:	5,070,000
Warrants:	14,896,617